AMENDMENT NO. 3

to

ASSIGNMENT AGREEMENT

This **AMENDMENT TO ASSIGNMENT AGREEMENT** ("**Amendment**"), effective as of March 30, 2009 (the "**Amendment Date**"), is made and entered into by and between **PHARMACYCLICS, INC**., a Delaware corporation having a place of business at 995 East Arques Avenue, Sunnyvale, California 94085, ("**Pharmacyclics**") and **CELERA CORPORATION** having a place of business at 1401 Harbor Bay Parkway, Alameda, California 94502 ("**Celera**"). Pharmacyclics and Celera may each be referred to herein individually as a "**Party**" or, collectively, as "**Parties**."

WHEREAS, Applera Corporation, through its Celera Group, entered into an assignment agreement with Pharmacyclics, effective as of April 7, 2006, whereby the Celera Group assigned to Pharmacyclics certain proprietary technology and know-how related to the Celera Programs, including but not limited to the HDAC Program (the "**Original Assignment Agreement**");

WHEREAS, Pharmacyclics and the Applera Corporation, through its Celera Group, subsequently executed Amendment No. 1 to the Original Assignment Agreement, effective May 12, 2008, in order to amend certain payment terms of the Assignment Agreement relating to [***] [***] (the "**First Amendment**");

WHEREAS, Pharmacyclics and Celera Corporation, through its Celera Group, subsequently executed Amendment No. 2 to the Original Assignment Agreement, effective March 2, 2009, in order to amend certain payment terms of the Assignment Agreement relating to [***] [***] (the "**Second Amendment**") (the Original Assignment Agreement, as amended by the First Amendment and the Second Amendment, hereinafter the "**Assignment Agreement**");

WHEREAS, Pharmacyclics desires that certain terms of the Assignment Agreement should be amended; and

WHEREAS, Celera desires that such terms should be amended, subject to the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Pharmacyclics and Celera hereby agree as follows:

1.   **In General**.

All terms defined in the Assignment Agreement shall have a meaning in this Amendment as in the Assignment Agreement, unless otherwise expressly defined in this Amendment.

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2.   **Amendment of the Assignment Agreement**.

     2.1   Payment by Pharmacyclics. Pharmacyclics will pay to Celera $[***], due upon execution of this Amendment. The foregoing payment will be fully creditable against any amounts otherwise payable by Pharmacyclics to Celera under the Assignment Agreement.

     2.2   Amendment of Section 6.5. Section 6.5 of the Assignment Agreement is hereby amended to read in its entirety as follows:

     6.5 Term of Royalties Payments. Pharmacyclics' obligation to pay Royalties under Section 6.4 will continue, on an Assigned Product-by-Assigned Product basis, in each country of the world:

     (a)   In the case of any Assigned Product described in Section 1.5, Section 1.28 (except in the case of Assigned Products described in Section 1.28(b)(iii)) and Section 1.35 (except in the case of Assigned Products described in Section 1.35(b)(iii)) for as long as the manufacture, use, sale, offer for sale or import of such Assigned Product is covered by a Celera Patent in the country in which such Assigned Product is used or sold.

     (i)   With respect to an Assigned Product that is an [***] [***] (including, without limitation, [***], any backup [***] and [***]):

     (1)   Royalties will be due only when the sale of such [***] [***] is covered by a Valid Claim of a Celera Patent in the country in which such product is sold; and

     (2)   If an [***] [***] is covered by a Valid Claim of a Celera Patent in the country of sale, but if the product is nonetheless subject to generic competition, then the royalty rate will be reduced from [***] % to [***] % with respect to sales in such country [***] [***]and its territories.

     (b)   In the case of any Assigned Product described in Section 1.28(b)(iii), for a period of [***] ([***]) years beginning on the date of first commercial sale of such Assigned Product.

3.   **Reference to and Effect on the Assignment Agreement**.

     3.1   Pursuant to Section 13.1 of the Assignment Agreement, this Amendment shall be effective upon the Amendment Date, whereupon the Assignment Agreement shall be, and hereby is, amended as set forth herein.

     3.2   On and after the Amendment Date, each reference in the Assignment Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import shall mean and be a reference to the Assignment Agreement as amended hereby. No reference to this Amendment need

be made in any instrument or document at any time referring to the Assignment Agreement, a reference to the Assignment Agreement in any of such to be deemed to be a reference to the Assignment Agreement as amended hereby.

3.3 All provisions of the Assignment Agreement not expressly modified by this Amendment shall remain in full force and effect.

4. **Counterparts**.

This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute a single instrument.

IN WITNESS THEREOF, the Parties have caused this Amendment to be duly executed by their respective duly authorized officers as of the Amendment Date.

PHARMACYCLICS, INC. (“**Pharmacyclics**”)	**CELERA CORPORATION** (“**Celera**”)
By: /s/ Robert W. Duggan	By: /s/ Kathy Ordonez
Print Name: Robert W. Duggan	Print Name: Kathy Ordonez
Title: Chairman & CEO	Title: CEO

*** Indicates that material has been omitted and confidential treatment has been requested, therefore all such omitted material has been filed separately with the Commission pursuant to Rule 246-2.